      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1998


                                                     REGISTRATION NO. 333-476-LA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 POST-EFFECTIVE


                                AMENDMENT NO. 4


                                  ON FORM S-3

                                       TO

                                   FORM SB-2

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 SUPERGEN, INC.

                 (Name of small business issuer in its charter)


             DELAWARE                           2834                91-184-1574
 (State or other jurisdiction of    (Primary Standard Industrial  (I.R.S. Employer
  incorporation or organization)    Classification Code Number)    Identification
                                                                      Number)



                          TWO ANNABEL LANE, SUITE 220
                          SAN RAMON, CALIFORNIA 94583
                                 (925) 327-0200


         (Address and telephone number of principal executive offices)

                            ------------------------


            JOSEPH RUBINFELD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 SUPERGEN, INC.
                          TWO ANNABEL LANE, SUITE 220
                          SAN RAMON, CALIFORNIA 94583
                                 (925) 327-0200


           (Name, address, and telephone number of agent for service)
                            ------------------------


                                   COPIES TO:
                               JOHN V. ROOS, ESQ.
                     Wilson Sonsini Goodrich & Rosati, P.C.
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                  DATE OF COMMENCEMENT OF SALE TO THE PUBLIC:
                                 March 13, 1996

                            ------------------------


    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /



    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        CALCULATION OF REGISTRATION FEE


                                                               PROPOSED MAXIMUM
          TITLE OF EACH CLASS                   AMOUNT            PRICE PER        PROPOSED MAXIMUM       AMOUNT OF
        OF SECURITIES REGISTERED              REGISTERED         SECURITY(1)        OFFERING PRICE     REGISTRATION FEE
Common Stock, $.001 par value (2)(3)....      4,025,000             $7.50            $30,187,500              --
Common Stock Purchase Warrants
 ("Warrants") (2)(4)....................      4,025,000              0.00                 0                   --
Common Stock issuable upon exercise of
 Warrants (5)(6)........................      4,025,000             11.25             45,281,250              --
Representative's Warrant (7)(8).........          1                  5.00                 5                   --
Common Stock issuable upon exercise of
 Representative's Warrant (8)(9)........       350,000               9.00             3,150,000               --
Warrants issuable upon exercise of
 Representative's Warrant (8)(9)........       350,000               0.00                 0                   --
Common Stock underlying Warrants
 issuable upon exercise of
 Representative's Warrant (6)(9)........       350,000              11.25             3,937,500               --
Totals..................................          --                  --              82,556,255         $28,468(10)


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457.

(2) The Common Stock and Warrants were registered as component parts of a Unit. On March 13, 1996, a total of 4,025,000 Units were registered, each Unit consisting of one share of Common Stock and one Warrant. For the purposes of calculation of the registration fee, each share of Common Stock sold as a component part of the Units had been assumed to have a proposed maximum offering price per share of $7.50, and each Warrant was assumed to have a proposed maximum offering price per Warrant of $0.00.

(3) Includes 525,000 shares included in the 525,000 Units that the underwriters for the Company's initial public offering (the "Underwriters") were to purchase to cover over-allotments in connection with the Registrant's sale of the Units.

(4) Includes 525,000 Warrants included in the 525,000 Units that the Underwriters were to purchase to cover over-allotments in connection with the Registrant's sale of the Units.

(5) Includes 525,000 shares issuable upon exercise of Warrants included in the 525,000 Units that the Underwriters were to purchase to cover over-allotments in connection with the Registrant's sale of the Units. Such shares were registered for resale by the Purchasers thereof and their assigns and transferees on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

(6) An indeterminate number of additional shares of Common Stock were registered, as provided in the Warrants and the Representative's Warrant, in the event provisions against dilution therein become operative.

(7) In connection with the Registrant's sale of the Units, the Registrant granted to the Representative of the several Underwriters (the "Representative") a warrant to purchase 350,000 Units (the "Representative's Warrant"). The price paid by the Representative for the Representative's Warrant was $5.

(8) The exercise price of the Representative's Warrant was expected to be $9.00 per Unit, based upon an assumed maximum initial public offering price of $7.50. For purposes of calculation of the registration fee, each share of Common Stock included in a Unit issuable upon exercise of the Representative's Warrant had been assumed to have a proposed maximum offering price of $9.00, and each Warrant included in a Unit issuable upon exercise of the Representative's Warrant had been assumed to have a proposed maximum offering price of $0.00.

(9) Such shares and Warrants were registered for resale by the Representative and its assigns and transferees on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.


(10) The fee paid pursuant to this Post-Effective Amendment No. 4 is $0: A total of $28,468 was previously paid.

                                4,724,302 SHARES

                                     [LOGO]

                                  COMMON STOCK


    This Prospectus relates to 4,024,302 shares of SuperGen, Inc.'s ("SuperGen" or the "Company") common stock, $.001 par value (the "Common Stock") issuable upon the exercise of 4,024,302 warrants (the "Warrants") issued in connection with the Company's initial public offering (the "Initial Offering"). As part of the Initial Offering, 3,500,000 units (the "Units") were issued on March 13, 1996 and 524,302 Units were issued on April 11, 1996 upon exercise of the underwriter's overallotment option (the "Initial Offering"). Each Unit consisted of one share of the Common Stock and one Warrant. The Units separated immediately upon issuance, and the Common Stock and Warrants that made up the Units trade only as separate securities. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $9.00 per share, subject to adjustment under certain circumstances. The Warrants are exercisable at any time, unless previously redeemed, until March 13, 2001, subject to certain conditions. The Company may redeem the Warrants, in whole or in part, at any time upon at least thirty days written notice to the registered holders thereof, at a price of $.25 per Warrant, provided that the closing bid price of the Common Stock has exceeded $18.00 for the 20 consecutive trading days immediately preceding the date of the notice of redemption.


    In addition, this Prospectus relates to 350,000 shares of Common Stock and 350,000 Warrants issuable upon the exercise of a warrant (the "Representative's Warrant") issued to Paulson Investment Company Inc. (the "Representative"), as representative of the several underwriters in the Initial Offering, as well as the 350,000 shares of Common Stock issuable upon exercise of the Warrants included in the Representative's Warrant. The exercise price of the Representative's Warrant is $7.20 per Unit and the Representative's Warrant is exercisable at any time until March 13, 2001.

    The exercise price of the Warrants and the Representative's Warrant was determined by negotiations between the Company and the Representative in connection with the Initial Offering. Among the factors considered in determining the exercise price of the Warrants at the Initial Offering were the history and the prospects of the Company at the time of the Initial Offering and the industry in which it operated at such time, the status and development prospects for the Company's proposed products at such time and the trends of such results, the experience and qualifications of the Company's executive officers at such time and the general condition of the securities markets as of such time. The Company will receive proceeds from the exercise of the Warrants, the Representative's Warrant and the Warrants issuable upon exercise of the Representative's Warrant (collectively, "All Warrants"). See "Description of Securities-- Representative's Warrant" and "Description of Securities--Warrants."

    The Common Stock and Warrants commenced trading on the Nasdaq National Market on March 13, 1996 and are listed on the Nasdaq National Market under the symbols "SUPG" and "SUPGW," respectively.

    THE SECURITIES ISSUABLE UPON EXERCISE OF THE WARRANTS AND THE
REPRESENTATIVE'S WARRANT INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 4.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                                                                UNDERWRITING
                                                                  DISCOUNTS             PROCEEDS TO
                                             PRICE             AND COMMISSIONS            COMPANY
Per Share of Common Stock..........          $(1)                    $--                   $(1)
Total..............................       $40,030,893            $958,469(2)          $39,072,424(3)


(1) The exercise price of the Warrants (including the 350,000 Warrants issuable upon exercise of the Representative's Warrant) is $9.00 per share. The exercise price for the Representative's Warrant is $7.20 per Unit.


(2) The Company intends to pay brokers and agents a solicitation fee equal to $.25 per share of Common Stock issued upon exercise of Warrants by holders solicited by such brokers and agents. See "Plan of Distribution."



(3) Before deducting estimated expenses payable by the Company estimated at $10,000 and after deducting $1,694,718 of proceeds received by the Company upon exercise of 190,425 Warrants prior to June 12, 1998 and $144,000 of proceeds received by the Company upon the partial exercise of the Representative's Warrant for 20,000 Units prior to June 12, 1998.



                  THE DATE OF THIS PROSPECTUS IS JULY 1, 1998.

                             AVAILABLE INFORMATION


    The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been incorporated by reference in this Prospectus, other than exhibits to such information, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Requests should be submitted by telephone to
(925) 327-0200 or in writing to SuperGen, Inc., Two Annabel Lane, Suite 220, San Ramon, California 94583, Attn: Investor Relations.


    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission:
7 World Trade Center, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W. Washington, D.C. 20006. The Commission also maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                             ADDITIONAL INFORMATION

    This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1993, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents, filed or to be filed with the Commission (Commission File No. 0-27628) under the Exchange Act, are hereby incorporated by reference into this Prospectus: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; (b) the Company's Proxy Statement for the 1998 Annual Meeting of Shareholders, filed pursuant to Section 14 of the Exchange Act; and (c) the Company's Report on Form 10-Q for the fiscal quarter ended March 31, 1998.


    Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement or information contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement of information contained herein modifies or replaces such a statement or such information filed previously. Any such statement or information so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus. Such incorporation by reference shall not be deemed specifically to incorporate by reference the information referred to in Item 402(a)(8) of Regulation S-K under the Securities Act.

                            ------------------------

    This prospectus includes trademarks and registered trademarks of the Company and trademarks and registered trademarks of other companies.
                            ------------------------

                                  THE COMPANY


    THE FOLLOWING DISCUSSION AND CERTAIN DISCUSSIONS INCORPORATED BY REFERENCE CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. THESE FORWARD-LOOKING STATEMENTS REPRESENT THE COMPANY'S EXPECTATIONS OR BELIEFS CONCERNING FUTURE EVENTS AND INCLUDE STATEMENTS, AMONG OTHERS, REGARDING THE TIMING AND PROGRESS OF THE DEVELOPMENT OF THE COMPANY'S PROPOSED PRODUCTS, RECEIVING REGULATORY APPROVALS, ACQUIRING ADDITIONAL PRODUCTS AND TECHNOLOGIES, SOURCING OF BULK GENERICS AND THE MANUFACTURING OF FINISHED PRODUCTS ANTICIPATING THE MARKET OPPORTUNITIES FOR ITS EXTRA AND PROPRIETARY PRODUCTS, INCURRING OPERATING LOSSES AND REQUIRING ADDITIONAL CAPITAL, AND DISCOURAGING CERTAIN TYPES OF COERCIVE TAKEOVER PRACTICES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF THE FAILURE TO RECEIVE APPROPRIATE REGULATORY APPROVALS OF MARKETING OR MANUFACTURING ACTIVITIES ON A TIMELY BASIS, LACK OF MARKET ACCEPTANCE OF AND DEMAND FOR THE COMPANY'S PRODUCTS, INTENSE PRICE OR PRODUCT COMPETITION, LACK OF AVAILABLE SUPPLY OF BULK GENERICS, FAILURE TO SELL EXISTING INVENTORIES AT PRICES SUFFICIENT TO COVER RELATED COSTS, FAILURE TO OBTAIN ADDITIONAL FINANCING AND OTHER FACTORS SET FORTH IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. SEE "RISK FACTORS."



    SuperGen, Inc. ("SuperGen" or the "Company") is an emerging pharmaceutical company dedicated to the acquisition, rapid development and commercialization of products for the treatment of life-threatening diseases, particularly cancer. The Company seeks to minimize the time, expense and technical risk associated with drug commercialization by identifying, acquiring and developing pharmaceutical compounds in the later stages of development rather than committing significant resources to the research phase of drug discovery. SuperGen's commercialization efforts are now focused on two proprietary compounds, Nipent and RFS 2000, and on the Extra platform, its proprietary drug delivery technology that the Company believes has the potential to significantly enhance many established and widely used anti-cancer drugs. SuperGen is managed by a team of senior executives, many of whom played a leading role in developing and commercializing successful anti-cancer drugs at Bristol-Myers Squibb Company and other leading pharmaceutical companies.



    SuperGen was incorporated in March 1991 as a California corporation. The Company changed its state of incorporation to Delaware on November 3, 1997. SuperGen's executive offices are located at Two Annabel Lane, Suite 220, San Ramon, California, and its telephone number at that address is (925) 327-0200.

                                  RISK FACTORS

    IN EVALUATING THE COMPANY AND ITS BUSINESS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS IN ADDITION TO THE OTHER INFORMATION CONTAINED ELSEWHERE HEREIN. BECAUSE ANY INVESTMENT IN THE COMPANY'S CAPITAL STOCK INVOLVES A HIGH DEGREE OF RISK, ONLY INVESTORS WHO CAN ACCOMMODATE SUCH RISKS, INCLUDING A COMPLETE LOSS OF THEIR INVESTMENT, SHOULD PURCHASE COMMON STOCK THROUGH THE EXERCISE OF THE WARRANTS.


    HISTORY OF OPERATING LOSSES; FUTURE PROFITABILITY UNCERTAIN. Since its inception in 1991 through March 31, 1998, the Company incurred losses of approximately $44.1 million (including non-cash charges of approximately $7.5 million for the acquisition of in-process research and development), substantially all of which resulted from research and development and general and administrative expenses. The Company expects to continue to incur substantial operating losses at least through late 1999 and perhaps beyond. Since its inception, substantially all of the Company's revenues have come from sales of Nipent, and the Company will likely continue to be dependent on sales of Nipent for some time. Although the Company has received marketing approval to sell Nipent manufactured at its designated vendor's manufacturing sites, the Company's ability to achieve a profitable level of operations in the future will depend in large part on its ability to develop, obtain regulatory approval for and successfully market Nipent for other indications, as well as bringing several of the Company's other proprietary products to market. The Company's future operating results will also depend upon a variety of other factors, including the price, volume and timing of sales of the Company's products; the mix between Nipent sales in the United States and those under a supply agreement with Warner-Lambert Company for sales outside North America; variations in gross margins of the Company's products, which may be affected by the sales mix referred to above and by competitive pricing pressures; regulatory approvals of new products or expanded labeling of existing products; changes in the Company's level of research and development, including the timing of any expansion of clinical trials; and acquisitions of products or technology. The likelihood of the long-term success of the Company must be considered in light of the expenses, difficulties and delays frequently encountered in the development and commercialization of new pharmaceutical products, competition, as well as the burdensome regulatory environment in which the Company operates. There can be no assurance that the Company will ever achieve significant revenues or profitable operations.



    EARLY STAGE OF DEVELOPMENT OF PROPRIETARY PRODUCTS; UNCERTAINTY OF PRODUCT DEVELOPMENT. While the Company's proposed proprietary products are in the development rather than the research stage, significant development remains prior to the time any of these proposed products may be brought to market. The Company believes that, although results obtained to date in its preclinical and pilot clinical studies support further development of its potential proprietary products, such results are not necessarily indicative of results of further testing, including controlled human clinical testing. All of the potential proprietary products currently under development by the Company will require extensive clinical testing prior to submission of any regulatory application for commercial use. Such proposed proprietary products, as well as the Company's proposed Extra and generic products, are subject to the risks of failure inherent in the development of pharmaceutical products, including the possibilities that some of the Company's potential products will be found to be unsafe or ineffective or otherwise fail to receive necessary regulatory clearances; that the products, if safe and effective, will be difficult to manufacture on a large scale or uneconomical to market; that the proprietary rights of third parties will preclude the Company from marketing such products; or that third parties will market superior or equivalent products for treatment of the same diseases. As a result, there can be no assurance that any of the Company's products currently under development will be successfully developed, receive required governmental regulatory approvals on a timely basis, if at all, become commercially viable or achieve market acceptance. Further, the Company has only limited experience in conducting clinical trials and other aspects of the regulatory process.



    Generic products and Extra products based on generic products are also subject to the additional risks related to their dependence on the expiration or anticipated expiration of the patents for the underlying drug. For instance, although the original period of exclusivity for Taxol expired in December 1997 and the patent for cisplatin expired in December 1996, there remain issues relating to additional patents outstanding. There can be no assurance that the issues relating to these patents will be resolved favorably or in a timely manner or that such patent or other intellectual property issues will not affect other Extra and generic products or potential products of the Company. Unfavorable resolution or significant delays in the resolution of such issues would significantly limit, and perhaps prevent, the Company's ability to compete in these marketplaces and could have a material adverse effect on the Company's business, results of operations and cash flows. In addition, because of the lack of proprietary protection of generic products, in the event generic products are brought to market, such products will face intense competition and the potential for significant price and gross profit margin erosion. See "--Competition."



    ADDITIONAL FINANCING REQUIREMENTS. The Company's need for additional funding is expected to be substantial and will be determined by many factors, including the progress of the Company's development programs; the availability of additional drugs or drug candidates for acquisition or in-licensing; future revenue growth, if any; the amount of cash generated, if any, by the Company's operations; the timing and receipt of regulatory approvals; the costs involved in preparing, filing, prosecuting, maintaining, enforcing and defending patent claims and other intellectual property rights; developments related to reimbursement matters; competing technological and market developments; and the need for additional office and manufacturing facilities to accommodate any growth. The Company anticipates that its existing capital resources will be adequate to fund operations and capital expenditures for the next fifteen months. However, if the Company experiences unanticipated cash requirements during the interim period, the Company could require additional funds much sooner. The source, availability and terms of such funding have not been determined. Although funds may be received from the sale of equity securities or the exercise of outstanding warrants and options to acquire common stock of the Company, there is no assurance any such funding will occur, or if it occurs, will be on terms favorable to the Company. Failure to obtain adequate financing in a timely manner would have a material adverse effect on the Company's business, results of operations and cash flows. If funds are raised by issuing additional equity securities or should the outstanding warrants be exercised, results per share could be adversely affected and such effects could be material.



    NEED TO COMPLY WITH GOVERNMENTAL REGULATION AND TO OBTAIN PRODUCT
APPROVALS. The research, testing, manufacturing, labeling, distribution, marketing and advertising of products such as the Company's existing and proposed products and its ongoing research and development activities are subject to extensive regulation by governmental regulatory authorities in the United States, and other countries. The United States Food and Drug Administration (the "FDA") and comparable agencies in foreign countries impose substantial requirements on the introduction of new pharmaceutical products through lengthy and detailed clinical testing procedures, sampling activities and other costly and time consuming compliance procedures. The Company's proprietary nongeneric drugs and the Company's Extra drugs may require substantial clinical trials and FDA review as new drugs. The Company's generic drugs require both approval of the bulk source of the drug and FDA approval of the final formulation. While the Company has obtained clearance from the FDA related to its Nipent manufacturing processes, marketing approval for internally developed mitomycin and approval of sources of bulk drugs for certain of its Extra and generic products, it has yet to receive marketing approval for any of its internally developed proprietary products. There can be no assurance that any further manufacturing or marketing approvals will be obtained.



    The Company cannot predict with certainty if or when it might submit its products currently under development for regulatory review. Once the Company submits its potential products for review, there can be no assurance that FDA or other regulatory approvals for any pharmaceutical products developed by the Company will be granted on a timely basis or at all. For example, the Company had initially believed that the approval process for its Extra products would be abbreviated. However, the FDA is reviewing Mito Extra as a new drug. A delay in obtaining or failure to obtain such approvals would have a material adverse effect on the Company's business, results of operations and cash flows. Failure to comply with regulatory requirements could subject the Company to regulatory or judicial enforcement actions, including, but not limited to, product recalls or seizures, injunctions, civil penalties, criminal prosecution, refusals to approve new products and withdrawal of existing approvals, as well as potentially enhanced product liability exposure. Sales of the Company's products outside the United States will be subject to regulatory requirements governing clinical trials and marketing approval. These requirements vary widely from country to country and could delay introduction of the Company's products in those countries.



    UNCERTAINTY OF PROTECTION OF PATENTS AND PROPRIETARY TECHNOLOGY. The Company actively pursues a policy of seeking patent protection for its proprietary products and technologies. The Company has a number of United States patents and also has licenses to or assignments of numerous issued United States patents. However, there can be no assurance that the Company's patent position will provide it with significant protection against competitors. Litigation could be necessary to protect the Company's patent position, and there can be no assurance that the Company will have the required resources to pursue such litigation or otherwise to protect its patent rights. In addition to pursuing patent protection in appropriate cases, the Company also relies on trade secret protection for its unpatented proprietary technology. However, trade secrets are difficult to protect. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets, that such trade secrets will not be disclosed or that the Company can effectively protect its rights to unpatented trade secrets.



    The Company's rights to its potential proprietary products are dependent upon compliance with certain licenses and agreements, which require, among other things, certain royalty and other payments, the Company reasonably exploiting the underlying technology of the applicable patents, as well as compliance with certain regulatory filings. Failure to comply with such licenses and agreements could result in loss of the Company's underlying rights to one or more of these potential products, which would have a material adverse effect on the Company's business, results of operations and cash flows.



    There can be no assurance that claims against the company will not be raised in the future based on patents held by others or that, if raised, such claims will not be successful. Such other persons could bring legal actions against the Company claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected product. If any actions are successful, in addition to any potential liability for damages, the Company could be required to obtain a license in order to continue to manufacture or market the affected product. There can be no assurance that the Company would prevail in any such action or that any license required under any such patent would be made available on acceptable terms, if at all. There has been, and the Company believes that there will continue to be, significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. If the Company becomes involved in any litigation, it could consume a substantial portion of the Company's resources, regardless of the outcome of such litigation.



    COMPETITION.   There are many companies, both public and private, including leading pharmaceutical companies, that are engaged in the development and sale of products for certain of the applications being pursued by the Company. The Company's competitors and probable competitors include Ortho Biotech, Amgen Inc., Gensia, Inc., Bristol-Myers Squibb Company and Immunex Corp., among others. Most of these companies have substantially greater financial, research and development, manufacturing and marketing experience and resources than the Company does and represent substantial long-term competition for the Company. Such companies may succeed in developing pharmaceutical products that are more effective or less costly than any that may be developed or marketed by the Company.



    Factors affecting competition in the pharmaceutical industry vary depending on the extent to which the competitor is able to achieve a competitive advantage based on proprietary technology. If the Company is able to establish and maintain a significant proprietary position with respect to its proprietary products, competition will likely depend primarily on the effectiveness of the product and the number, gravity and severity of its unwanted side effects as compared to alternative products. Competition with respect to generic products is based primarily on price and, to a lesser extent, on name recognition and the reputation of the manufacturer in its target markets. Moreover, the number of competitors offering a particular generic product could dramatically affect price and gross margin for that product, or an Extra product based on such generic product. The Company may be at a disadvantage in competing with more established companies on the basis of price or market reputation. In addition, a significant number of Extra products currently in development by the Company consist of, or are based upon, generic products for which patent protection has expired or is expected to expire. Increased competition in a particular generic market would likely lead to significant price erosion for the Company's generic products and Extra products based on such generic products, which would have a negative effect on the Company's sales and potential gross profit margins. For example, the Company believes that the total estimated U.S. sales for mitomycin, bleomycin, etoposide and cisplatin, as well as other of the Company's proposed generic products and generic products upon which the Company proposes to base its Extra products, have decreased in recent years due to increased competition. The Company further believes that sales and unit prices of these generics may continue to decrease as a result of competitive factors, including the introduction of additional generics as well as other cancer drugs, the desire of some companies to increase their market share, new formulations for these drugs and the use of different therapies.



    The industry in which the Company competes is characterized by extensive research and development efforts and rapid technological progress. Although the Company believes that its proprietary position may give it a competitive advantage with respect to its proposed non-generic drugs, new developments are expected to continue and there can be no assurance that discoveries by others will not render the Company's current and potential products noncompetitive. The Company's competitive position also depends on its ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement development and marketing plans, obtain patent protection and secure adequate capital resources.



    MANUFACTURING LIMITATIONS; RELIANCE ON THIRD PARTIES.   The Company
currently relies on vendors for manufacturing activities related to Nipent and the Company's generic version of mitomycin. The facilities used by these vendors have passed plant inspections required by the FDA prior to market clearance of all pharmaceutical products. These inspections are conducted by the FDA to ensure compliance with current Good Manufacturing Practices ("cGMP") regulations enforced by the FDA. In the event that the facilities fail to maintain their cGMP status, or there is an interruption at any of these facilities due to the occurrence of a fire, natural disaster, equipment failure or other condition, there can be no assurance that the Company will be able to locate other facilities which are FDA-approved for manufacturing activities in a timely manner or on terms commercially acceptable to the Company.



    In addition, the Company stores the majority of its Nipent crude concentrate at a single storage location and expects to continue to do so. Improper storage, fire, natural disaster, theft or other conditions at this location which lead to the loss or destruction of crude concentrate could have a material adverse effect on the Company's business, results of operations and cash flows. The Company is currently negotiating a long-term agreement with the vendor which purifies its current supply of crude concentrate to continue its purification services. However, there can be no assurance that the Company will be able to finalize such an agreement. In the event that the Company is not able to do so, the Company's supply of Nipent would be interrupted while it seeks to locate another facility and to have such a facility approved by the FDA. Such a delay could have a material adverse effect on the Company's business, results of operations and cash flows. The Company will encounter similar issues with respect to any potential products that the FDA clears for sale. The Company must establish and maintain relationships with manufacturers to produce and package its finished pharmaceutical products, including RFS 2000. In addition, the facilities used by these contract manufacturers must be cleared by the FDA. If the Company is unable to obtain or retain third-party manufacturing on commercially acceptable terms or obtain necessary FDA clearances to manufacture the products currently being developed, it may not be able to commercialize pharmaceutical products as planned. The Company's dependence upon third parties for the manufacture of pharmaceutical products may materially adversely affect the Company's profit margins and its ability to develop and deliver pharmaceutical products on a timely and competitive basis.



    The Company currently relies on foreign manufacturers for the production of certain of its bulk Extra and generic formulations and on domestic manufacturers to supply sufficient quantities of compounds to conduct clinical trials on its proposed proprietary products. If the Company is unable to contract for or obtain a sufficient supply of its potential pharmaceutical products on acceptable terms, or such supplies are delayed or contaminated, there could be significant reductions in sales, delays in bringing the Company's proposed proprietary, Extra and generic products to market, as well as delays in the Company's preclinical and human clinical testing schedule, and delays in submission of products for regulatory approval and initiation of new development programs, any of which could have a material adverse effect on the Company's business, results of operations and cash flows.



    The Company does not currently intend to manufacture any pharmaceutical products itself, although it may choose to do so in the future. Should the Company determine to manufacture products itself, the Company would be subject to the regulatory requirements described above, would be subject to similar risks regarding delays or difficulties encountered in manufacturing any such pharmaceutical products and would require additional facilities and substantial additional capital. In addition, the Company has only limited experience in manufacturing pharmaceutical products. There can be no assurance that the Company would be able to manufacture any such products successfully and in a cost-effective manner.



    DEPENDENCE ON KEY PERSONNEL. The Company's success is dependent on certain key management and scientific personnel, including Dr. Joseph Rubinfeld, the loss of whose services could significantly delay the achievement of the Company's planned development objectives. The Company currently maintains a key man life insurance policy in the amount of $2.1 million on Dr. Rubinfeld. The Company is currently in the process of searching for a new Chief Financial Officer to replace Henry Settle, who resigned as Chief Financial Officer in March 1998 but has agreed to remain as an employee for a reasonable period until his successor is hired. The loss of key personnel, or the inability to attract and retain the additional, highly skilled personnel required for the expansion of the Company's activities, could have a material adverse effect on the Company's business, results of operations and cash flows.



    HEALTH CARE REFORM AND POTENTIAL LIMITATIONS ON THIRD-PARTY REIMBURSEMENT RELATED MATTERS. The levels of revenues and profitability of pharmaceutical companies may be affected by the continuing effort of governmental and third-party payors to contain or reduce the costs of health care through various means. The Company cannot predict the effect health care reforms may have on its business, and there can be no assurance that any such reforms will not have a material adverse effect on the Company. In addition, in both the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. There can be no assurance that the Company's current and proposed products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive basis.



    RISK OF PRODUCT LIABILITY. Clinical trials or marketing of any of the Company's current and potential pharmaceutical products may expose the Company to liability claims from the use of such pharmaceutical products. The Company currently carries product liability insurance; however, there can be no assurance that the Company will be able to maintain insurance on acceptable terms for its clinical and commercial activities or that such insurance would be sufficient to cover any potential product liability claim or recall. Failure to have sufficient coverage could have a material adverse effect on the Company's business, results of operations and cash flows.



    HAZARDOUS MATERIALS; ENVIRONMENTAL MATTERS. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. The Company currently maintains a supply of several hazardous materials at the Company's facilities. While the Company currently outsources its research and development programs involving the controlled use of biohazardous materials, if in the future the Company conducts such programs itself, there can be no assurance that the Company would not be required to incur significant cost to comply with environmental laws and regulations. In the event of an accident, the Company could be held liable for any damages that result, and such liability could exceed the resources of the Company.



    ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS. Certain provisions of the Company's Certificate of Incorporation and Bylaws could discourage potential acquisition proposals, could delay or prevent a change in control of the Company and could make removal of management more difficult. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers that are priced above the then-current market value of the Common Stock. The provisions may also inhibit increases in the market price of the Common Stock and Warrants that could result from takeover attempts. For example, the Board of Directors of the Company, without further stockholder approval, may issue up to 2,000,000 shares of Preferred Stock, in one or more series, with such terms as the Board of Directors may determine, including rights such as voting, dividend and conversion rights, which could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock thus may be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. The Company's Certificate of Incorporation and Bylaws also provide that Stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law, which could have the effect of delaying, deferring or preventing a change of control. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.



    CONTROL BY EXISTING STOCKHOLDERS. As of June 12, 1998, the Company's officers and directors beneficially owned approximately 40% of the Company's outstanding shares of Common Stock. Beneficial ownership includes shares of Common Stock subject to options exercisable within 60 days of June 12, 1998. Accordingly, these stockholders, if they were to act as a group, may be able to elect all of the Company's directors, and otherwise control matters requiring approval by the stockholders of the Company, including approval of significant corporate transactions. Such concentration of ownership and the lack of cumulative voting may also have the effect of delaying or preventing a change in control of the Company.



    POSSIBLE VOLATILITY OF COMMON STOCK PRICE. The trading prices of the Company's Common Stock and warrants are subject to significant fluctuations in response to such factors as, among others, variations in the Company's anticipated or actual results of operations, announcements of new products or technological innovations by the Company or its competitors, FDA approval or rejection of pending applications and changes in earnings estimates by analysts. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging growth companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock and warrants. In the past, following periods of volatility in the market price of a company's common stock, securities class action litigation has occurred against the issuing company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.

    CONTINGENT ISSUANCE OF ADDITIONAL SHARES. The exercise of All Warrants would result in the issuance of 4,513,877 shares of Common Stock. The price which the Company may receive for the Common Stock issued upon exercise of such warrants may be less than the market price of the Common Stock at the time of such exercise. For the life of such warrants the holders are given the opportunity to profit from a rise in the market price for the Common Stock. So long as such warrants are not exercised, the terms under which the Company could obtain additional equity may be adversely affected. Moreover, the holders of such warrants might be expected to exercise them at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of its securities on terms more favorable than those provided for by such warrants. In addition, should all or substantially all of these warrants be exercised, the resulting increase in the amount of the Company's Common Stock in the trading market may adversely affect the market price of the Common Stock.


    REDEMPTION OF WARRANTS. The Warrants are subject to redemption at $0.25 per Warrant on 30 days written notice provided that the closing bid price of the Common Stock for the 20 consecutive trading days immediately preceding the date of the notice of redemption exceeds $18.00. In the event the Company exercises the right to redeem the Warrants, a holder would be forced either to exercise the Warrant or accept the redemption price. See "Description of Securities--Warrants."


    CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIRED TO EXERCISE THE WARRANTS. Holders of All Warrants will be able to exercise such warrants only if a current prospectus relating to the Common Stock underlying such warrants is then in effect, and only if such Common Stock is qualified for sale or exempt from qualification under applicable state securities law of the state in which such holders of such Warrants reside.


    The Warrants are separately transferable. Although the Units were not knowingly sold to purchasers in jurisdictions in which the Units are not registered or otherwise qualified for sale, purchasers may buy Warrants in the after market in, or may move to, jurisdictions in which the shares underlying the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants, and holders of Warrants would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "Description of Securities--Warrants."

                                USE OF PROCEEDS


    In the event that All Warrants are exercised, of which there is no assurance, the Company could realize up to $39,072,424(1), before deducting the estimated expenses related to this Prospectus. Such proceeds will be considered uncommitted funds and may be used by the Company as working capital and general corporate purposes, including research and development and marketing and sales for products the Company is currently marketing and products which the Company may develop.



    The Company believes that the existing cash, cash equivalents and marketable securities will satisfy its budgeted cash requirements for the fifteen months from the date of this Prospectus, based upon the Company's current operating plan. The Company's current operating plan shows that at the end of such fifteen month period, the Company will require substantial additional capital. See "Risk Factors-- Additional Financing Requirements."


                                DIVIDEND POLICY

    The Company has not declared or paid cash dividends on its Common Stock. The Company currently intends to retain all future earnings to fund the operation of its business and, therefore, does not anticipate

------------------------


(1) After deducting $1,694,718 received by the Company from 190,425 Warrants exercised prior to June 12, 1998 and $144,000 of proceeds received by the Company upon the partial exercise of the Representative's Warrant for 20,000 Units prior to June 12, 1998.

paying dividends in the foreseeable future. Future cash dividends, if any, will be determined by the Board of Directors.

                              PLAN OF DISTRIBUTION

    The Warrants and the Common Stock issuable upon exercise of the Warrants may be sold from time to time by the holders thereof or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) on The Nasdaq Stock Market, or any exchange on which the Warrants and the Common Stock may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The holders of the Warrants and the Common Stock that is issuable upon exercise of the Warrants may effect such transactions by selling Warrants or shares to or through broker-dealers, and such broker-dealers may sell the Warrants and the Common Stock issuable upon exercise of the Warrants as agent or may purchase such Warrants or shares of Common Stock as principal and resell them for their own account pursuant to this Prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the holders and/or purchasers the Warrants and the Common Stock that is issuable upon exercise of the Warrants, for whom they may act as agent (which compensation may be in excess of customary commissions). In connection with such sales, the holders and any participating brokers or dealers may be deemed to be "underwriters" as defined in the Securities Act.


    From time to time, the Company intends to retain brokers and agents to solicit the holders of Warrants to exercise their Warrants. The Company intends to pay such brokers and agents a solicitation fee of $.25 per share of Common Stock issued upon exercise of Warrants by holders solicited by such brokers and agents. In addition, the Company has agreed that if it elects to redeem the Warrants, it will retain the Representative as the Company's solicitation agent ("Warrant Solicitation Agent"). The Company has agreed to pay the Warrant Solicitation Agent for its services a solicitation fee equal to 2% of the total amount paid by the holders of the Warrants whom the Warrant Solicitation Agent solicited to exercise the Warrants. Any exercise will be presumed to be unsolicited unless the customer states in writing that the transaction was solicited by a broker or agent or the Warrant Solicitation Agent, as the case may be, and designates in writing the registered representative as the broker or agent or Warrant Solicitation Agent, as the case may be, entitled to receive compensation for the exercise. The fee is not payable for the exercise of any Warrant held by a broker or agent or the Warrant Solicitation Agent, as the case may be, in a discretionary account at the time of exercise, unless a broker or agent or the Warrant Solicitation Agent, as the case may be, receives from the customer prior specific written approval of such exercise.

                           DESCRIPTION OF SECURITIES

    The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock and 2,000,000 shares of Preferred Stock.

COMMON STOCK


    The Company's authorized common stock consists of 40,000,000 shares of Common Stock. As of June 12, 1998, there were issued and outstanding 20,368,439 shares of Common Stock of the Company. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive, subscription or redemption rights, and there are no redemption, conversion or similar rights with respect to such shares. The outstanding shares of Common Stock are fully paid and nonassessable. The Company's Certificate of Incorporation does not provide for cumulative voting rights.


PREFERRED STOCK


    The Company is authorized to issue up to 2,000,000 shares of undesignated Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock, as well as to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the shareholders. The Board of Directors, without stockholder approval, may issue Preferred Stock with voting and conversion rights which could materially adversely affect the voting power of the holders of Common Stock. The issuance of Preferred Stock could also decrease the amount of earnings and assets available for distribution to holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company. At present, the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors--Anti-takeover Effects of Certain Charter Provisions."


WARRANTS

REPRESENTATIVE'S WARRANT


    The Company has issued the Representative's Warrant and has reserved 660,000 shares of Common Stock for issuance upon exercise of the outstanding portion of such warrant (including the Warrants issuable upon exercise of the Representative's Warrant). The Representative's Warrant will entitle the holder to acquire 330,000 Units at an exercise price of $7.20 per Unit. The Representative's Warrant is exercisable at any time until March 13, 2001.


THE WARRANTS

    Each Warrant entitles the holder to purchase one share of Common Stock at a price of $9.00 per share. The Warrants, subject to certain conditions, are exercisable at any time until March 13, 2001, unless earlier redeemed. The Warrants are redeemable by the Company, at $.25 per Warrant, upon thirty (30) days written notice, if the closing bid price (as defined in the Warrant Agreement described below) per share of the Common Stock for the twenty (20) consecutive trading days immediately preceding the date notice of redemption is given exceeds $18.00. If the Company gives notice of its intention to redeem, a holder would be forced either to exercise his or her Warrant before the date specified in the redemption notice or accept the redemption price.

    The Warrants were issued in registered form under a Warrant Agreement (the "Warrant Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. (formerly First Interstate Bank of California), as warrant agent (the "Warrant Agent"). The shares of Common Stock underlying the Warrants, when issued upon exercise of a Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise.

    The Warrants and the Representative's Warrant contain provisions that protect the holders against dilution by adjustment of the exercise price. Such adjustments will occur in the event, among others, that the Company makes certain distributions to holders of its Common Stock. The Company is not required to issue fractional shares upon the exercise of a Warrant or Representative's Warrant. The holder of a Warrant or Representative's Warrant will not possess any rights as a stockholder of the Company until such holder exercises the Warrant or Representative's Warrant.

    A Warrant may be exercised upon surrender of the Warrant Certificate on or before the expiration date of the Warrant at the offices of the Warrant Agent, with the form of "Election To Purchase" on the reverse side of the Warrant Certificate completed and executed as indicated, accompanied by payment of the exercise price (by certified or bank check payable to the order of the Company) for the number of shares with respect to which the Warrant is being exercised.


    For a holder to exercise All Warrants, there must be a current registration statement in effect with the Commission and qualification in effect under applicable state securities laws (or applicable exemptions from state qualification requirements) with respect to the issuance of shares or other securities underlying All Warrants. The Company has agreed to use all commercially reasonable efforts to cause a registration statement with respect to such securities under the Securities Act to be filed and to become and remain effective in anticipation of and prior to the exercise of the Warrants and to take such other actions under the laws of various states as may be required to cause the sale of Common Stock (or other securities) upon exercise of All Warrants to be lawful. If a current registration statement is not in effect at the time a Warrant is exercised, the Company may at its option redeem the Warrant by paying to the holder cash equal to the difference between the market price of the Common Stock on the exercise date and the exercise price of All Warrants. The Company will not be required to honor the exercise of Warrants if, in the opinion of the Company's Board of Directors upon advice of counsel, the sale of securities upon exercise would be unlawful.


    The foregoing discussion of certain terms and provisions of the Warrants and Representative's Warrant is qualified in its entirety by reference to the detailed provisions of the Warrant Agreement and Representative's Warrant Certificate, the form of each of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.


    For the life of All Warrants, the holders thereof have the opportunity to profit from a rise in the market price of the Common Stock without assuming the risk of ownership of the shares of Common Stock issuable upon the exercise of the warrants. The warrant holders may be expected to exercise their warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital by an offering of Common Stock on terms more favorable than those provided for by the warrants. Further, the terms on which the Company could obtain additional capital during the life of the Warrants may be adversely affected. See "Risk Factors--Additional Financing Requirements" and "Contingent Issuance of Additional Shares."


OTHER WARRANTS AND OPTIONS


    The Company has issued and has outstanding warrants to acquire up to 164,736 shares of Common Stock at an exercise price of $5.00 per share of Common Stock subject to the warrant. The warrants expire at varying dates through February 2001. The Company may redeem the warrants, at any time upon at least thirty (30) days written notice, at a price of $.25 per share of Common Stock subject to the warrant, provided that the average closing price of the Common Stock for the 10 consecutive trading days immediately preceding the notice of redemption equals or exceeds $10.00 per share. The Company has issued and has outstanding warrants to acquire up to 1,275,000 shares of Common Stock at an exercise price of $13.50 per share. Of this total, the Company may redeem up to 775,000 warrants, at any time upon at least 30 days written notice, at a total price of $.50, provided that the closing price of the common stock for the 30 consecutive trading days immediately preceding the notice of redemption exceeds $27.00 per share. These warrants expire in June 2007.


CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    The following discussion sets forth certain federal income tax consequences, under current law, relating to the exercise of the Representative's Warrant and the Warrants. The discussion is a summary and does not purport to deal with all aspects of federal taxation that may be applicable to an investor, nor does it consider specific facts and circumstances that may be relevant to a particular investor's tax position. Certain holders (such as dealers in securities, insurance companies, tax exempt organizations, foreign persons and those holding Common Stock or Warrants as part of a straddle or hedge transaction) may be subject to special rules that are not addressed in this discussion. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and on administrative and judicial interpretations as of the date hereof, all of which are subject to change. ALL INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

ALLOCATION OF PURCHASE PRICE


    Each Unit as a whole had a tax basis equal to the cost of the Unit. The measure of income or loss from certain transactions described below depends upon the tax basis of the Warrant and the share of Common Stock composing the Unit. The tax basis for each of the Warrants and the Common Stock was determined by allocating the cost of the Unit among the securities which composed the Unit in proportion to the relative fair market values of those elements at the time of acquisition.


EXERCISE AND SALE OF WARRANTS

    No gain or loss will be recognized by a holder of a Warrant on the purchase of shares of Common Stock for cash pursuant to an exercise of a Warrant (except that gain will be recognized to the extent cash is received in lieu of fractional shares). The tax basis of Common Stock received upon exercise of a Warrant will equal the sum of the holder's tax basis for the exercised Warrant and the exercise price. The holding period of the Common Stock acquired upon the exercise of the Warrant will begin on the date the Warrant is exercised and the Common Stock is purchased (i.e., it does not include the period during which the Warrant was held).

    Gain or loss from the sale or other disposition of a Warrant (or loss in the event the Warrant expires unexercised as discussed below) will be capital gain or loss to its holder if the Common Stock to which the Warrant relates would have been a capital asset in the hands of such holder. Such capital gain or loss will be long-term capital gain or loss if the holder has held the Warrant for more than one year at the time of the sale, disposition or lapse. On August 5, 1997, legislation was enacted which reduces to 20%, in the case of an individual, the rate of tax on long-term capital gains on property held for more than 18 months. Gain on capital assets held between 12 months and 18 months is subject to tax at a maximum rate of 28%.

SALE OF COMMON STOCK

    The sale of Common Stock should generally result in the recognition of gain or loss to the holder thereof in an amount equal to the difference between the amount realized and such holder's tax basis in the Common Stock. If the Common Stock constitutes a capital asset in the hands of the holder, gain or loss upon the sale of the Common Stock will be characterized as long-term or short-term capital gain or loss, depending on whether the Common Stock has been held for more than one year. The rate of tax is reduced to 20%, in the case of an individual, on property held as a capital asset for more than 18 months. Gain on capital assets held between 12 months and 18 months is subject to tax at a maximum rate of 28%.

EXPIRATION OF WARRANTS WITHOUT EXERCISE

    If a holder of a Warrant allows it to expire without exercise, the expiration will be treated as a sale or exchange of the Warrant on the expiration date. The holder will have a taxable loss equal to the amount of such holder's tax basis in the lapsed Warrant. If the Warrant constitutes a capital asset in the hands of the holder, such taxable loss will be characterized as long-term or short-term capital loss depending upon whether the Warrant was held for more than one year.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

    Certain provisions of law, and the Company's current Certificate of Incorporation and Bylaws, could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions include: (i) authorization of the issuance of up to 2,000,000 shares of Preferred Stock, with such characteristics, and potential effects on the acquisition of the Company, as are described in "Preferred Stock" above; (ii) elimination of cumulative voting; and
(iii) elimination of stockholder action by written consent. The Bylaws establish procedures, including advance notice procedures, with regard to nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors or for stockholder proposals to be submitted at stockholder meetings. The Company is also subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 of the Delaware General Corporation Law prevents a person owning 15% or more of a corporation's outstanding voting stock ("Interested Stockholder") from engaging in a "business combination" (as defined in the Delaware General Corporation Law) with a Delaware corporation for three years following the date such person become an Interested Stockholder, subject to certain exceptions such as the approval of the board of directors and of the holders of at least two-thirds of the outstanding shares of voting stock not owned by the interested stockholder. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. See "Risk Factors--Anti-Takeover Effects of Certain Charter Provisions."

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Company's securities is ChaseMellon Shareholder Services, L.L.C.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Company has adopted provisions in its current Certificate of Incorporation which (i) eliminate the personal liability of its directors to the Company for monetary damages to the fullest extent permissible under Delaware law; and (ii) authorize the Company to indemnify its directors and officers to the fullest extent permitted by law. Such limitation of liability does not affect the availability of equitable remedies, such as injunctive relief or rescission. The Company's Certificate of Incorporation also includes a provision eliminating to the fullest extent permitted by Delaware law, the personal liability of its directors for monetary damages for breach of fiduciary duty as a director. In addition, the Bylaws of the Company provide that it will be required to indemnify its officers and directors to the maximum extent and in the manner permitted by the Delaware General Corporation Law.

    The Company has entered into separate indemnification agreements with each its officers, directors and key employees that contain provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors of officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them, as to which they could be indemnified, and to obtain director's and officer's insurance, if available on reasonable terms. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    At present, the Company is not aware of any pending litigation involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification.

                                 LEGAL MATTERS

    The validity of the issuance of Common Stock upon exercise of the Representative's Warrant, the Warrants issuable upon exercise of the Representative's Warrant and the outstanding Warrants will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

                                    EXPERTS


    The consolidated financial statements of SuperGen, Inc. included in SuperGen, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, COMMON STOCK OR WARRANTS IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. SUBJECT TO ANY DUTIES AND OBLIGATIONS UNDER APPLICABLE SECURITIES LAWS TO UPDATE INFORMATION CONTAINED HEREIN OR INCORPORATED BY REFERENCE HEREIN, NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Additional Information....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Risk Factors..............................................................    4
Use of Proceeds...........................................................   10
Dividend Policy...........................................................   10
Plan of Distribution......................................................   11
Description of Securities.................................................   12
Indemnification...........................................................   16
Legal Matters.............................................................   16
Experts...................................................................   16


                                4,724,302 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                                  JULY 1, 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


    The following table sets forth estimated expenses payable by the Company in connection with this update of the Prospectus dated March 13, 1996.



                                                                             AMOUNT TO BE PAID
                                                                             -----------------
Legal fees and expenses....................................................      $   5,000
Accounting fees and expenses...............................................          5,000
                                                                                   -------
Total......................................................................      $  10,000
                                                                                   -------
                                                                                   -------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation's Law authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act. The Company's Certificate of Incorporation (Exhibit 3.1 hereto) and Bylaws (Exhibit 3.2 hereto) provide indemnification of its directors and officers to the maximum extent permitted by the Delaware General Corporation Law. In addition, the Company has entered into Indemnification Agreements (Exhibit 10.1 hereto) with its directors and officers. Reference is also made to
Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities.

ITEM 16. EXHIBITS.

    (a) Exhibits


    EXHIBIT                                                                                          SEQUENTIALLY
    NUMBER       DESCRIPTION OF DOCUMENT                                                             NUMBERED PAGE
---------------  --------------------------------------------------------------------------------  -----------------
         (a)1.1  Form of Underwriting Agreement.

         (b)3.1  Certificate of Incorporation of the Registrant.

         (c)3.2  Bylaws, as amended, of the Registrant.

         (c)4.1  Specimen Common Stock Certificate.

         (a)4.2  Form of Representative's Warrant.

         (a)4.3  Form of Warrant Agreement (including form of Common Stock Purchase Warrant).

         (a)5.1  Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

           23.1  Consent of Ernst & Young LLP, Independent Auditors.

        (a)24.1  Power of Attorney.


------------------------


(a) Previously filed.



(b) Incorporated by reference from the Registrant's Proxy Statement filed with the Securities and Exchange Commission on April 25, 1997.



(c) Incorporated by reference from the Registrant's Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 1998.


ITEM 17. UNDERTAKINGS.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and authorizes this Post-Effective Amendment on Form S-3 to the Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, in the City of San Ramon, State of California, on the 1st day of July, 1998.


                                SUPERGEN, INC.

                                By:             /s/ JOSEPH RUBINFELD
                                     -----------------------------------------
                                                  Joseph Rubinfeld
                                              CHIEF EXECUTIVE OFFICER,
                                               PRESIDENT AND DIRECTOR

    In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities stated.


          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
                                Chief Executive Officer,
                                  President and Director
     /s/ JOSEPH RUBINFELD         (Principal Executive
------------------------------    Officer and Principal        July 1, 1998
       Joseph Rubinfeld           Financial
                                  and Accounting Officer)

------------------------------  Director
     Lawrence J. Ellison

   /s/ J. GREGORY SWENDSEN*
------------------------------  Director                       July 1, 1998
     J. Gregory Swendsen

       /s/ DANIEL ZURR*
------------------------------  Director                       July 1, 1998
         Daniel Zurr

      /s/ DENIS BURGER*
------------------------------  Director                       July 1, 1998
         Denis Burger

       /s/ JULIUS VIDA*
------------------------------  Director                       July 1, 1998
         Julius Vida



*By:    /s/ JOSEPH RUBINFELD
      -------------------------
          Joseph Rubinfeld
          ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS



    EXHIBIT                                                                                          SEQUENTIALLY
    NUMBER       DESCRIPTION OF DOCUMENT                                                             NUMBERED PAGE
---------------  --------------------------------------------------------------------------------  -----------------
         (a)1.1  Form of Underwriting Agreement.

         (b)3.1  Certificate of Incorporation of the Registrant.

         (c)3.2  Bylaws, as amended, of the Registrant.

         (c)4.1  Specimen Common Stock Certificate.

         (a)4.2  Form of Representative's Warrant.

         (a)4.3  Form of Warrant Agreement (including form of Common Stock Purchase Warrant).

         (a)5.1  Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

           23.1  Consent of Ernst & Young LLP, Independent Auditors.

        (a)24.1  Power of Attorney.


------------------------


(a) Previously filed.



(b) Incorporated by reference from the Registrant's Proxy Statement filed with the Securities and Exchange Commission on April 25, 1997.



(c) Incorporated by reference from the Registrant's Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 1998.